SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 3, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

The Company reported that a vehicle (the “Investment Company”), controlled and managed indirectly by the Company, but which includes other minority investors, has purchased 5,700,000 Common A Shares of Hersha Hospitality Trust (“Hersha”) which represent approximately 10.5% interest. The price per share was USD 2.50 and therefore the total purchase price was $14,250,000. As of July 31, 2009 the last traded price of Hersha was USD 2.70 per share.

Hersha is a self-advised Real Estate Investment Trust (REIT), and its shares are listed and traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HT”. Hersha owns interests in 73 hotels totaling 9,294 rooms, primarily along the northeast corridor of USA, including New York, New Jersey, Boston, Washington D.C., and Philadelphia, and also owns hotels in northern California and Arizona. Hersha focuses on select services, and upscale hotels in major metropolitan markets.

The hotels are operated under franchises of international character brands in the market, (i.e. Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International).

Therefore, the Investment Company becomes the principal shareholder of Hersha, a leading Company and one of the most prestigious in the hospitality segment in the US, with approximately 10.5% interest.

In connection with the investment, the Company has also entered into an Investor Rights and Option Agreement pursuant to which the Company has the option to buy up to 5,700,000 additional common shares at a price of $3.00 per share at any time prior to July 31, 2014. If at any time after July 31, 2011 the closing price for the common shares on the NYSE exceeds $5.00 for twenty consecutive trading days, Hersha may call in and cancel the option by issuing common shares with a market value equal to the difference between the exercise price and the market value of the shares.

In addition, as part of the investment agreements, our Chairman of the Board and CEO, Mr. Eduardo S. Elsztain, was appointed as trustee of Hersha.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 4, 2009